UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2009
Commission File Number: 000-50984
eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 100016, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑.       Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐       No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐       No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 26, 2009 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its fourth quarter 2008 and full year 2008 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on February 26, 2009 (Beijing time), the Company’s management team hosted a conference call to discuss the press release.
The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.
Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. eLong is not under any obligation and does not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.
Exhibits.

99.1	Press Release issued by the Company on February 26, 2009 (Beijing Time): “eLong, Inc. Reports Fourth Quarter 2008 and Full Year 2008 Unaudited Financial Results.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 26, 2009	ELONG, INC.
	By:	/s/ Chris Chan
		Name:	Chris Chan
		Title:	Chief Financial Officer

Exhibit 99.1
eLong, Inc. Reports Fourth Quarter and Full Year 2008
Unaudited Financial Results
BEIJING, China — February 26, 2009 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2008.
Highlights — Fourth Quarter 2008
•	Total gross revenues for the fourth quarter increased 4% year-on-year to RMB91.0 million and net revenues increased 4% year-on-year to RMB85.7 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues increased 3% in the fourth quarter year-on-year to RMB87.3 million.

Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

		%		%	Y/Y
	Q4 2008	Total	Q4 2007	Total	Growth
Hotel commissions	67,913	78%	67,345	80%	1%
Air ticketing commissions	19,316	22%	15,971	19%	21%
Other travel revenue	74	—	1,242	1%	-94%

Total travel revenue	87,303	100%	84,558	100%	3%

•	Operating loss in the fourth quarter was RMB10.3 million compared to operating income of RMB2.1 million in the prior year period, driven primarily by greater sales and marketing expenses.

•
Net loss from continuing operations in the fourth quarter decreased by RMB7.4 million year-on-year to RMB8.2 million, driven primarily by a RMB28.9 million decrease in foreign currency exchange losses, partially offset by increased sales and marketing, and a decrease of RMB7.0 million in interest income.

•
Cash, cash equivalents and short term investments as of December 31, 2008 were RMB957.4 million (USD$140.3 million). Short term investments of RMB635.8 million (USD$93.2 million) consisting of time deposits of six or nine months duration held in commercial banks located outside mainland China.

•
From the commencement of the Company’s share buyback program in March 2008 through December 31, 2008, the Company repurchased 2,000,000 ADSs at a cost of USD$15.0 million. The Company does not intend to make further repurchases at this time.

Highlights — Full Year 2008
•	Total gross revenues in 2008 increased 10% year-on-year to RMB348.4 million and net revenues increased 10% year-on-year to RMB327.3 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues increased 9% in 2008 to RMB331.9 million.

Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

		%		%	Y/Y
	2008	Total	2007	Total	Growth
Hotel commissions	253,458	77%	240,803	79%	5%
Air ticketing commissions	77,205	23%	57,456	19%	34%
Other travel revenue	1,284	—	5,588	2%	-77%

Total travel revenue	331,947	100%	303,847	100%	9%

•
Operating loss increased year-on-year by RMB27.1 million to RMB41.7 million in 2008, driven primarily by greater sales and marketing expenses, and to a lesser extent by increased service development expense.

•
Net loss from continuing operations increased year-on-year by RMB50.9 million to RMB76.6 million in 2008, driven primarily by greater sales and marketing expenses and a RMB26.5 million decrease in interest income, partially offset by a RMB4.8 million decrease in foreign currency exchange losses.

“In 2008, we have fixed the fundamentals of the Company and established our core competencies in our on-line hotel and air businesses.” said Guangfu Cui, Chief Executive Officer of eLong. “In 2009, our goal is to demonstrate our competitiveness in the marketplace.”
“In 2009, while cognizant of the uncertain economic climate, we will continue to make prudent investments in information technology and marketing to position the company for long term success.” said Chris Chan, Chief Financial Officer of eLong. “At the same time, we will take a disciplined approach to our spending and streamline our general and administrative and other costs.”
Mr. Cui also stated, “We are aware of the recent Schedule 13D filing by Oak Pacific Interactive (or “OPI”) which stated that OPI had acquired approximately 5 million of our ordinary shares. We have had preliminary discussions with OPI relating to potential commercial arrangements, and welcome the interest and support of all our shareholders. We remain confident in the long term potential of the Chinese on-line travel market.”
Business Results
Hotel
Hotel commissions increased 1% for the fourth quarter of 2008 compared to the prior year quarter, primarily due to higher volume, which was partially offset by lower commission per room night. Room nights booked through eLong increased 3% year-on-year to 1,052,000, while commission per room night decreased to RMB65 from RMB66 in the prior year quarter.
Hotel commissions for full year 2008 increased 5% compared to 2007, primarily due to higher volume. Room nights booked through eLong in 2008 increased 6% to 3,945,000, while commission per room night of RMB64 declined RMB0.7 compared to 2007.
Air
Air ticketing commissions increased 21% for the fourth quarter of 2008 compared to the prior year quarter, driven by a 24% year-on-year increase in air segments to 463,000, and an increase of 11 basis points in the average percent commission to 5.7%, partially offset by a decrease of 5% in the average ticket price to RMB734 compared to the prior year quarter.
Air ticketing commissions for full year 2008 increased 34% compared to 2007 primarily driven by a 26% increase in air segments to 1,788,000, and an increase of 57 basis points in the average percent commission to 5.6%, partially offset by a decrease of 4% in the average ticket price to RMB765.

Profitability
Gross margin in the fourth quarter of 2008 and full year 2008 was 70% compared to 72% in the fourth quarter and full year 2007, driven primarily by the higher growth of lower margin air revenue relative to hotel revenue.
Operating expenses for the fourth quarter of 2008 and 2007 were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

		% Net		% Net	Y/Y
	Q4 2008	Revenue	Q4 2007	Revenue	Growth
Service development	12,401	14%	13,554	16%	-9%
Sales and marketing	45,100	53%	33,783	41%	33%
General and administrative	12,032	14%	9,000	11%	34%
Amortization of intangibles	197	—	265	—	-26%
Write-down of property and equipment and intangibles	753	1%	513	1%	47%

Total operating expenses	70,483	82%	57,115	69%	23%

Operating expenses for full year 2008 and 2007 were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

		% Net		% Net	Y/Y
	2008	Revenue	2007	Revenue	Growth
Service development	52,584	16%	48,602	16%	8%
Sales and marketing	163,528	50%	126,971	43%	29%
General and administrative	53,652	16%	52,006	17%	3%
Amortization of intangibles	849	—	1,060	—	-20%
Write-down of property and equipment and intangibles	1,385	1%	1,039	—	33%

Total operating expenses	271,998	83%	229,678	76%	18%

Total operating expenses increased 23% for the fourth quarter of 2008 compared to the fourth quarter of 2007. Operating expenses were 82% of net revenues, an increase of 13 percentage points compared to the prior year quarter.
Total operating expenses increased 18% for full year 2008 compared to 2007. Operating expenses were 83% of net revenues, an increase of 7 percentage points compared to 2007.
Service development expense is composed of expenses related to technology and our product offerings, including our website, platforms and other related systems development. Service development expense decreased 9% in the fourth quarter 2008 compared to the prior year quarter, mainly driven by decreases in expensed information technology labor costs and outside service fees. In the fourth quarter 2008, service development expense decreased by 2 percentage points to 14% of net revenues compared to 16% in the fourth quarter of 2007.
Full year 2008 service development expense increased 8% over full year 2007 service development expense, and was unchanged as a percentage of net revenues in 2008 compared to 2007.

Sales and marketing expenses for the fourth quarter 2008 increased 33% over the prior year quarter, mainly driven by higher sales commissions, increased loyalty point awards and higher online marketing expenses. Sales and marketing expenses increased by 12 percentage points to 53% of net revenues in the fourth quarter 2008 compared to the same quarter of the prior year.
Sales and marketing expenses for full year 2008 increased 29% over full year 2007, and increased by 7 percentage points to 50% of net revenues when compared to 2007. The increase was primarily driven by increased sales commissions and increased marketing and promotion.
General and administrative expenses for the fourth quarter 2008 increased 34% over the prior year quarter, mainly driven by an increase in professional fees and restructuring charges. General and administrative expenses as a percentage of net revenues increased by 3 percentage points year-on-year to 14% in the fourth quarter of 2008.
General and administrative expenses for full year 2008 increased 3% over full year 2007, primarily due to increased employee compensation. General and administrative expenses as a percentage of net revenues decreased by 1 percentage point to 16% in the full year 2008.
Other income, which represents interest income, foreign exchange gains/losses and other income/expense, was RMB8.0 million in the fourth quarter of 2008, due to interest income of RMB6.2 million in the fourth quarter of 2008 and a foreign currency exchange gain of RMB1.7 million resulting from the depreciation of the Renminbi against the US dollar during the quarter.
Other loss for full year 2008 was RMB31.9 million, primarily due to a foreign exchange loss of RMB61.1 million resulting from the appreciation of the Renminbi during the year, partially offset by interest income of RMB29.0 million for full year 2008.
Net loss for the fourth quarter 2008 decreased by RMB7.4 million over the prior year quarter to RMB8.2 million.
Net loss for full year 2008 increased by RMB51.0 million to RMB76.6 million.
Basic and diluted loss per ADS for the fourth quarter of 2008 was RMB0.34 compared to basic and diluted loss per ADS of RMB0.62 in the prior year quarter.
Basic and diluted loss per ADS for full year 2008 was RMB3.08 compared to basic and diluted loss per ADS of RMB1.02 in full year 2007.
Business Outlook
eLong expects net revenues, net of business tax and surcharges, for the first quarter of 2009 to be within the range of RMB74 million to RMB82 million, equal to a decline of 4% to an increase of 7% compared to the first quarter of 2008.
Notes to the Unaudited Interim Consolidated Financial Statements
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic loss per ADS, diluted loss per ADS, share-based compensation charges and unrealized foreign exchange losses/(gains). The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.

Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in fourth-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.
Conference Call
eLong will host a conference call to discuss its fourth quarter 2008 earnings on February 26, 2009 at 8:00 AM Beijing time (February 25, 2009, 7:00 PM EST). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: eLong.
A replay of the call will be available for one day between 8:30 pm Eastern Time on February 25, 2009 and 8:30 pm Eastern Time on February 26, 2009. The toll-free number for U.S. callers is +1-888-485-2359; the Hong Kong dial in number is +852-2802-5151, and the dial-in number for international callers is +1-203-369-4581. The pass code for the replay is 753900.
Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for three months.

About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed decisions such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to a selection of more than 7,000 thousand hotels in China, eLong offers consumers the ability to make bookings at international hotels in more than 100 countries worldwide.
eLong operates websites including http://www.elong.com and http://www.elong.net.
For further information:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2008	2008	2008	2007	2008	2008
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Hotel commissions	67,345	65,152	67,913	9,954	240,803	253,458	37,150
Air ticketing commissions	15,971	19,929	19,316	2,831	57,456	77,205	11,317
Other travel revenue	1,242	306	74	11	5,588	1,284	188

Travel	84,558	85,387	87,303	12,796	303,847	331,947	48,655
Other	3,264	4,603	3,699	542	11,550	16,479	2,415

Gross revenues	87,822	89,990	91,002	13,338	315,397	348,426	51,070

Business tax and surcharges	(5,333)	(5,887)	(5,302)	(777)	(17,810)	(21,113)	(3,095)

Net revenues	82,489	84,103	85,700	12,561	297,587	327,313	47,975

Cost of services	(23,288)	(24,628)	(25,473)	(3,733)	(82,498)	(96,996)	(14,217)

Gross profit	59,201	59,475	60,227	8,828	215,089	230,317	33,758

Operating expenses:
Service development	(13,554)	(14,155)	(12,401)	(1,818)	(48,602)	(52,584)	(7,707)
Sales and marketing	(33,783)	(50,654)	(45,100)	(6,610)	(126,971)	(163,528)	(23,969)
General and administrative	(9,000)	(13,849)	(12,032)	(1,764)	(52,006)	(53,652)	(7,864)
Amortization of intangibles	(265)	(217)	(197)	(29)	(1,060)	(849)	(124)
Write-down of property and equipment and intangibles	(513)	(510)	(753)	(110)	(1,039)	(1,385)	(203)

Total operating expenses	(57,115)	(79,385)	(70,483)	(10,331)	(229,678)	(271,998)	(39,867)

Income/(loss) from operations	2,086	(19,910)	(10,256)	(1,503)	(14,589)	(41,681)	(6,109)
Other income(loss)	(14,548)	1,402	7,995	1,172	(10,217)	(31,918)	(4,679)
Loss from continuing operations before income tax expense	(12,462)	(18,508)	(2,261)	(331)	(24,806)	(73,599)	(10,788)
Income tax benefit(expense)	(3,127)	2,963	(5,940)	(871)	(885)	(2,994)	(439)

Loss from continuing operations	(15,589)	(15,545)	(8,201)	(1,202)	(25,691)	(76,593)	(11,227)
Discontinued operations:
Income from discontinued operations	—	—	—	—	112	—	—
Income tax expense of discontinued operations	—	—	—	—	(8)	—	—
Total discontinued operations	—	—	—	—	104	—	—

Net loss	(15,589)	(15,545)	(8,201)	(1,202)	(25,587)	(76,593)	(11,227)

Basic loss per share	(0.31)	(0.31)	(0.17)	(0.025)	(0.51)	(1.54)	(0.226)
Diluted loss per share	(0.31)	(0.31)	(0.17)	(0.025)	(0.51)	(1.54)	(0.226)

Basic loss per ADS	(0.62)	(0.62)	(0.34)	(0.050)	(1.02)	(3.08)	(0.452)
Diluted loss per ADS	(0.62)	(0.62)	(0.34)	(0.050)	(1.02)	(3.08)	(0.452)

Shares used in computing basic net loss per share	50,846	49,610	48,076	48,076	50,758	49,784	49,784

Shares used in computing diluted net loss per share	50,846	49,610	48,076	48,076	50,758	49,784	49,784

Note: 1ADS = 2 shares

Share-based compensation charges included are as follows:	(1,538)	2,428	523	76	6,002	7,124	1,045
Cost of services	72	179	(79)	(12)	211	325	48
Service development	838	684	37	5	2,984	2,320	340
Sales and marketing	42	338	(151)	(22)	680	972	142
General and administrative	(2,490)	1,227	716	105	2,127	3,507	515

Un-realized foreign exchange losses/(gains)	27,188	4,996	(1,723)	(253)	65,918	61,081	8,953
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8225 on December 31, 2008, USD1.00=RMB6.7899 on September 30, 2008 and USD1.00=RMB7.2946 on December 31, 2007 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at such rates on the reporting dates.

eLong, Inc.
UNAUDITED CONDENSED CONSOLIDATED SUMMARY BALANCE SHEET DATA
(IN THOUSANDS)

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash, cash equivalents	1,138,447	321,541	47,130
Short-term investments	19,120	635,810	93,193
Restricted assets	11,274	—	—
Accounts receivable, net	41,138	42,471	6,225
Due from related parties	924	518	76
Prepaid expenses and other current assets	15,645	23,660	3,468

Total current assets	1,226,548	1,024,000	150,092
Property and equipment, net	43,962	52,484	7,693
Goodwill	30,000	30,000	4,397
Intangible assets, net	2,192	943	138
Other non-current assets	28,966	30,538	4,476

Total assets	1,331,668	1,137,965	166,796

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,957	34,146	5,005
Income taxes payable	1,238	1,152	169
Due to related parties	4,529	8,120	1,190
Accrued expenses and other current liabilities	83,233	81,889	12,003

Total current liabilities	146,957	125,307	18,367
Other long-term liabilities	—	477	70
Deferred income taxes	100	—	—

Total liabilities	147,057	125,784	18,437

Shareholders’ equity
Ordinary shares	4,208	4,221	619
Treasury Stock	—	(103,393)	(15,155)
Additional paid-in capital	1,308,047	1,315,590	192,831
Accumulated deficit	(127,644)	(204,237)	(29,936)

Total shareholders’ equity	1,184,611	1,012,181	148,359

Total liabilities and shareholders’ equity	1,331,668	1,137,965	166,796